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                              September 9, 2022

       Avner Applbaum
       Chief Financial Officer
       Valmont Industries, Inc.
       15000 Valmont Plaza
       Omaha, Nebraska 68154

                                                        Re: Valmont Industries,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 25, 2021
                                                            Response Dated
August 26, 2022
                                                            File No. 001-31429

       Dear Mr. Applbaum:

              We have reviewed your August 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2022 letter.

       Response Dated August 26, 2022

       Risk Factors, page 10

   1. Your response to prior comment two states that technological changes related to climate change manifest more as
opportunities than as risks, but it does not appear that your response explains your
assessment of these risks. Please tell us about the risks related to technological changes
you identified in your analysis and explain how you evaluated their effect on your
business, financial condition, and results of operations. In addition, please tell us about market
trends relevant to your business in the context of climate change, including those that
could affect your competitive position in each of the markets that you serve or that could
require a change in your business strategy.
 Avner Applbaum
FirstName LastNameAvner    Applbaum
Valmont Industries, Inc.
Comapany 9,
September NameValmont
             2022        Industries, Inc.
September
Page 2    9, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
21

2. We note your response to prior comment four and reissue it in part. Please tell us about and quantify your capital expenditures for climate-related projects budgeted for future periods.
3. We note your response to prior comment five. Please further address the following items:

                Your response indicates that, beyond perceived increases in product demand, you have not identified any other material business trends as indirect consequences of climate-change regulations or business trends. Explain to us how you evaluated the business trends you considered for each of the items noted in our prior comment including causes of changes in demand for goods or services, providing support for your determinations of materiality.

                Explain to us how you considered providing disclosure regarding changes in demand for alternative energy sources in connection with reducing energy use and fossil fuels across your operations.

                Your response describes increased demand for certain products as an indirect consequence of climate-related regulation. Tell us how you evaluated the materiality of these opportunities for purposes of disclosure.
4. We note your response to prior comment six. Please further address the following:

                As it relates to arability of farmland and agricultural production capacity in areas affected by weather-related changes, please tell us how you considered providing disclosure that addresses risks associated with climate change that may arise from physical risks to entities other than yourself (for example, as part of the risk factor disclosure on pages 10-11 of your Form 10-K regarding cyclicality in the industries in which the ultimate consumers of your products operate).

                Quantify for us the cost of insurance for each of the periods covered by your Form
              10-K.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing